MAIL STOP 3561

      July 7, 2005

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

Re:	JK Acquisition Corp.
Amendment No. 1 to Registration Statement on
Form S-1
Filed on June 2, 2005
File No. 333-125211

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Provide disclosure in a prominent place in the prospectus detailing, by both source of cash flow and by amount if known, the various fees, reimbursements and other cash flows being paid to the existing stockholders and/or officers and directors in this offering.
We may have further comment.

3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of JK Acquisition Corp. (JK). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.
We may have further comment.

Prospectus Cover Page

4. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Ferris, Baker Watts, Inc. (Ferris, Baker Watts) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that
Ferris, Baker Watts will consider in making the determination to allow earlier separate trading. Also, please clarify how investors will be notified of such acceleration of separate trading.

Prospectus Summary, page 3

5. With respect to the promotional language that is used in this section, please refer to our comments in the business section and revise accordingly.

6. We note your disclosure throughout the prospectus that you have not had any preliminary contacts or discussions with any target companies regarding a business combination. If management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, it is necessary to disclose this information. Please revise or advise. Please see Instruction 6 to
Item 504 of Regulation S-K.

7. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

8. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

9. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Ferris Baker Watts as a result of the exercise of the Underwriters` option. If such warrants are not included, discuss the reasons why such warrants are not included.

10. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more in order for the redemption rights to apply.

11. In light of the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, discuss how the company would be able to effectuate a business combination with more than one target business.
In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Risk factors, page 8

12. In risk factor seven, we note that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the "analysis" you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests. Also in the business section, please revise to discuss the "certain circumstances" where James Wilson and Keith
Spickelmier would be personally liable to cover any trust reduced funds.

13. We note in risk factor 10 that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light.
Please revise to discuss such conflict under the caption "conflicts of interests" in your management section.

14. Risk factor 11 appears to be a risk that affects all companies.
Please revise to discuss how this risk is specific to your company or remove the risk factor.

15. In risk factor 12, we note your discussion of the risk that management may target a business that is outside of their "realm of experience." Please revise to clarify here or in the business section the "realm" that management has experience in.

16. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Forward-Looking Statements, page 16

17. Refer to your statement that you "undertake no obligation to update or revise any forward-looking statements." Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Use of Proceeds, page 17

18. We note that you have allocated $340,000 towards due diligence (and a portion of the $500,000 to expenses attendant to due diligence) of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and identify who will perform it. If management will perform the all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

19. Please clarify whether the funds not held in trust could be used as a down payment, deposit, or lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section. We may have further comment.

20. On page 37, we note that there is no limit to the out-of-pocket expenses that may be incurred by initial shareholders. Please revise to clarify how such excess expenses would be repaid if there is not enough proceeds not held in trust to satisfy such expenses.

Proposed Business, page 22

21. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:
* Cash flow positive companies
* Superior internal growth prospects
* Emerging growth companies
* Fragmented industry
* Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for) Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

22. We note you "will seek executive management teams who have demonstrated the ability to operate and profitable grow middle market companies." Please revise to clarify if such management teams would include your current members of management or individuals already associated with management.

23. We note that "[a]fter effecting a business combination, [you] intend to realize and enhance shareholder value through" various acquisitions and divestures. In light of your current business development, the noted disclosure appears speculative. Please revise to provide the basis for such disclosure or remove.

24. We note the disclosure that you believe your "focus" on manufacturing, distribution or service industries "should prove to be an attractive area." It is not clear to us how you are actually
"focusing" your search as it appears that manufacturing, distribution or service industries encompass a large portion of existing companies. Please advise.

25. We note your belief that companies in your "focus" area would find the opportunity to sell to you "attractive as well." Please revise to discuss the efforts made to ensure that the noted belief is accurate.

26. We note that you believe that management`s contacts "will continue to provide" you with "access to acquisition and growth financing opportunities." Please revise to further explain the noted belief and clarify if this means you have already been notified of acquisition candidates. Also, please explain the statement that you will focus on "the origination of acquisitions."

27. We note your belief that the "middle market operating company" is
"underserved and significant opportunity for investment exists."
Please revise to discuss the efforts made to ensure that the noted belief is accurate.

28. We note that middle market companies "traditionally have a difficult time accessing both public and private debt and equity capital growth." The disclosure appears to imply that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions. Please revise to discuss your basis for that implication. If that is not the implication you intend to convey with your disclosure, please advise.

29. We note the disclosure on page 24 that unaffiliated sources could inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parities (not including the professional firms you may engage in the future) providing proposals will receive a finder fee and how that fee would be determined.

30. On page 26, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

31. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0125 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

32. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved (only majority approval is needed).

33. On page 28, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to substantiate your belief or remove such disclosure as it appears speculative.

Effecting a Business Combination, page 24

34. We note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

Management, page 32

35. We note the various associations listed for your members of management, in particular James Wilson and Michael McConnell.
Please
revise to discuss the time frame of each association.

36. In the last paragraph on page 34, we note that you will seek an opinion from an "independent investment banking firm" examining the fairness of potential business combination if the target company is affiliated with any of the existing stockholders. As this opinion appears separate from the one disclosed on page 26, please revise to clarify if the opinion will be disclosed in subsequent documents filed with the Commission and whether the independent firm will be a consenting expert.

Principal Stockholders, page 35

37. Please revise to discuss the purpose of the disclosed mandatory warrant purchases by Messrs. Wilson and Spickelmier (or designees).

Certain Relationships and Related Transactions, page 37

38. We note your disclosure of transactions with initial shareholders. Please revise to identify which individuals are your promoters. Please refer to Item 404(d) of Regulation S-K.

39. The last paragraph on page 37 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those
"no less favorable" than available from unaffiliated third parties.




Shares Eligible for Future Sale, page 40

40. Please revise to discuss the dates at which restricted shares are able to be resold pursuant to Rule 144. Please refer to Item
201(a)(2)(ii) of Regulation S-K.

Underwriting, page 43

41. Tell us whether Ferris Baker Watts or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

42. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

43. Does the company or do the underwriters intend to engage a directed share program in conjunction with this offering by the selling shareholders? If so, supplementally describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

44. Throughout the document, you state that 2,250,000 and
40,000,000
shares of common stock have been issued and authorized, respectively.
However, in the financial statements (and footnotes) you state that
2,000,000 and 35,000,000 shares have been issued and authorized, respectively. Please revise to disclose the authorization and issuance of additional shares after the balance sheet date or to otherwise reconcile these amounts.

45. Please disclose the significant terms of the purchase option granted to the underwriter in a note to the financial statements, including the consideration to be paid by the underwriter and the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance.
As applicable, expand MD&A to discuss the transaction and any likely material effect on your future financial condition and results of operations.

46. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Commitments

47. We note your commitment to pay $7,500 per month for office space over the next 24 months to a related party. Revise your notes to the financial statements to include all material commitments and related party transactions.

Exhibit 23.1

48. Provide a current consent of the independent accountant in any amendment.

Part II

Exhibits

49. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

50. In exhibit 10.11, we note that "FBW agrees to fill such order in such amounts and at such times as instructed by the undersigned during the ninety-day trading period commencing on the Separation Date." Please explain the implication of the noted term from your warrant purchase agreement.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corp. Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
July 7, 2005
Page 1